SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),(c)
              and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 2)*

                           COSINE COMMUNICATIONS INC.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    221222102
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

              * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP NO.   221222102                       13G                PAGE 2 OF 6 PAGES
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1.  Names of Reporting Persons.
    I.R.S. Identification No. Of Above Persons (entities only)

    George W. Haywood
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2.  Check the Appropriate Box if a Member of a Group* (a) [ ]
                                                      (b) [ ]
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3.  SEC Use Only

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4.  Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.  Sole Voting Power            1,554,400
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6.  Shared Voting Power          60,000
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7.  Sole Dispositive Power       1,554,400
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8.  Shared Dispositive Power     60,000
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9.  Aggregate Amount Beneficially  Owned by Each Reporting Person

                                1,614,400
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10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
    [  ]
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11. Percent of Class Represented By Amount in Row (9)

                                16.1
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12.      Type of Reporting Person*

                                            IN
------------------

         *    SEE INSTRUCTIONS BEFORE FILLING OUT.






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Item 1(a)   Name of Issuer:

              Cosine Communications, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

              1200 Bridge Parkway, Redwood City, CA 94065

Item 2(a)   Name of Person Filing:

              George W. Haywood

Item 2(b)   Address of Principal Business Office or, if none, Residence:

              c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017

Item 2(c)   Citizenship:

              U.S.A.

Item 2(d)   Title of Class of Securities:

              Common Stock, par value $.0001 per share

Item 2(e)   CUSIP Number

              221222102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

              (a) [ ]  Broker  or  dealer  registered  under  Section  15 of the
                  Exchange Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ]  Insurance  company as defined in Section  3(a)(19) of the
                  Exchange Act.

              (d) [ ]  Investment  company  registered  under  Section  8 of the
                  Investment Company Act.

              (e) [ ]  An   investment   adviser   in   accordance   with  Rule
                  13d-1(b)(1)(ii)(E).

              (f) [ ] An employee  benefit plan or endowment  fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

              (g) [ ] A parent  holding  company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

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              (h) [ ] A savings  association  as defined in Section  3(b) of the
                  Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership.

              (a) Amount Beneficially Owned: 1,614,400

              (b) Percent of Class: 16.1

              (c) Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:       1,554,400

                  (ii)  shared power to vote or to direct vote:        60,000

                  (iii) sole power to dispose or to direct the  disposition  of:
                                                                       1,554,400

                  (iv)  shares  power to dispose  or to direct  the  disposition
                        of:                                               60,000

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Included as shares for which there exist sole voting and dispositive power are 27,400 shares owned by Mr. Haywood's minor children, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

     Included as shares for which there exist shared voting and dispositive power are 60,000 shares owned by Mr. Haywood's spouse, which spouse would have the right to the receipt of dividends from, and proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

              Not applicable.



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Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     FEBRUARY 10, 2004
                                                     -----------------
                                                           (Date)


                                                     /S/ GEORGE W. HAYWOOD
                                                     ---------------------
                                                           (Signature)


                                                     GEORGE W. HAYWOOD
                                                     -----------------
                                                        (Name/Title)


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).






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